Exhibit (d)(4)

EXECUTION VERSION

GTCR Gridlock Holdings (Cayman), L.P.,

a Cayman Islands exempted limited partnership

August 2, 2011

William L. Yde III

208 West Stafford Road

Westlake Village, California 91361

Dear Bill:

As you know, Global Traffic Network, Inc. (“Global Traffic”) has proposed to enter into an Agreement and Plan of Merger, dated as of August 2, 2011 (the “Merger Agreement”), with GTCR Gridlock Holdings (Cayman), L.P., a new Cayman Islands exempted limited partnership (“Newco”) and certain affiliates of Newco, pursuant to which Newco and its subsidiaries would acquire Global Traffic and its subsidiaries (the “Transactions”). In connection with the Transactions, on behalf of Newco and the Employer (defined below), I wanted to take the opportunity to confirm our understanding regarding your continued employment after the closing of the Transactions.

As provided in the Merger Agreement, upon the closing of the Transactions, Global Traffic will become an indirect wholly owned subsidiary of Newco. Following the closing of the Transactions, you will be employed as the Chief Executive Officer of a management company that will be an indirect wholly-owned subsidiary of Newco (the “Employer”), pursuant to the terms of an employment agreement (the “New Employment Agreement”) to be entered into between you and the Employer that will replace or supersede your existing employment agreement with Global Traffic, effective as of February 9, 2011 (the “Existing Employment Agreement”).

In accordance with the terms of the New Employment Agreement, you will be the Chief Executive Officer and manage the business of Global Traffic, its subsidiaries and related companies, and your duties will include defining Global Traffic’s (and its affiliates’) strategy and business plan, selecting and evaluating other members of management, sourcing and completing acquisitions and managing the growth and operations of the business. All such duties will be subject to the ultimate authority of the board of Newco’s general partner (the “Board”), which will consist initially of you, up to three directors designated by GTCR Investment X AIV Ltd. (“GTCR”) and up to two additional directors to be mutually determined between GTCR and Global Traffic. GTCR will have the ultimate right to control all decisions of Newco’s general partner. You will devote all of your business time and attention to the operations of Global Traffic, its subsidiaries and related companies.

The provisions of the New Employment Agreement (including the severance triggers and amounts and related definitions) will be substantially the same as the corresponding provisions of the Existing Employment Agreement, except that the term will extend through the fifth anniversary of the closing of the Transactions, and the Equity Award provisions in Section 6 of the Existing Employment Agreement will not be replicated in the New Employment Agreement (and, instead, you will be eligible to acquire “Management Carry” as described in that certain Summary of Terms and Conditions of Amended and Restated Agreement of Exempted Limited Partnership, dated August 2, 2011, attached as an exhibit to the Contribution, Non-Tender and Support Agreement you have entered into with Newco). Severance payments under the New Employment Agreement will not be reduced on account of future compensation, subject to compliance with the New Employment Agreement. The terms of the restrictive covenants in the New Employment Agreement will be substantially the same as the ones in the Existing Employment Agreement, except that the restrictive covenants set forth in Section 11 of the Existing Employment Agreement will apply until the 18 month anniversary of termination of your employment and the restrictive covenant set forth in Section 11(a) of the Existing Employment will apply in all geographic areas in which Global Traffic has operations or, within the 24 months prior to the termination of your employment, has considered initiating operations (and this will be in addition to any non-compete or other restrictive covenants that may apply in connection with the contribution and sale of your shares of Global Traffic common stock).

Upon the effectiveness of the New Employment Agreement, the Existing Employment Agreement will be terminated and/or superseded and you will have no further rights to payments or benefits thereunder (including any payments or benefits payable in connection with such termination).

Bill, on behalf of Newco and the Employer, we look forward to working with you in this exciting new venture.

[Signature Page Follows]

Sincerely,

GTCR Gridlock Holdings (Cayman), L.P.

By:	GTCR Gridlock Partners, Ltd.
Its:	General Partner

By:	/s/ Mark M. Anderson
Name: Mark M. Anderson
Title: Director

Acknowledged and Agreed:

/s/ William L. Yde
William L. Yde

[Yde Signature Page to Employment Letter]